Exhibit 99.1

Eat meat sustainably. Be a Steakholder.

Steakholder Foods® Receives Grant of up to $1M for
Collaboration with Umami Meats to 3D Bio-Print
Structured Cultivated Fish Products

The company’s collaborative initiative with its 3D bio-printer is a significant step forward in the company’s commercialization strategy for 2023

Rehovot, Israel, January 3, 2023 – Steakholder Foods (Nasdaq: STKH), an international deep-tech food company at the forefront of the cultivated meat industry, has received its first grant to develop 3D-printed structured eel and grouper products with Singaporean cultivated fish and seafood company Umami Meats. The initiative is being funded by a grant from the Singapore Israel Industrial R&D Foundation (SIIRD), a cooperation between - Enterprise Singapore (ESG) and the Israel Innovation Authority (IIA).

Steakholder Foods’ partnership with Umami Meats offers a unique opportunity for market entry in the only country in the world where cultivated meat has regulatory approval. The collaboration aims to develop a scalable process for producing structured cultivated fish products. Steakholder Foods will use its newly developed technology for mimicking the flaky texture of cooked fish that was recently submitted for a provisional patent application.

The project’s first prototype, a structured hybrid grouper product, is expected to be completed by Q1 2023. The product will be printed using Steakholder Foods’ proprietary 3D bio-printing technology and bio-inks that will be customized for Umami Meats’ cells.

Yair Ayalon, VP of Business Development, Steakholder Foods: “Industry collaborations are a critical aspect of our long-term business strategy. Our partnership with Umami Meats is especially meaningful following our recent patent application for fish texture and because it is being supported by a joint Israeli/Singaporean government initiative of which we are very proud to be a part.”

Mihir Pershad, CEO and Founder at Umami Meats: “We are thrilled to be combining our deep knowledge and experience in cultivated seafood with Steakholder Foods’ innovative 3D bio-printing technology. We believe this partnership will help us advance our vision of a new, more sustainable food system for preserving our marine ecosystems while delivering exceptional, high quality seafood to meet growing consumer demand”.

About Steakholder Foods

Steakholder Foods Ltd., formerly MeaTech 3D Ltd., is an international deep-tech food company at the forefront of the cultured meat revolution. The company initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “STKH” (formerly MITC). Steakholder Foods maintains facilities in Rehovot, Israel and Antwerp, Belgium and has recently expanded activities to the US.

The company is developing a slaughter-free solution for producing a variety of beef, chicken, pork, and seafood products — both as raw materials and whole cuts — as an alternative to industrialized farming and fishing. With its membership in the UN Global Compact, Steakholder Foods is committed to act in support of issues embodied in the United Nations Sustainable Development Goals (SDGs) which include strengthening food security, decreasing carbon footprint, and conserving water and land resources.

For more information, please visit: https://steakholderfoods.com

About Umami Meats

Umami Meats is cultivating a sustainable seafood future by producing delicious, nutritious, affordable cultivated seafood that is better for our health, our oceans and our future. Umami Meats’ cultivated, not-caught seafood offers equivalent nutrition to traditional seafood and provides a delicious culinary experience free from heavy metals, antibiotics, and microplastics.

Umami Meats has also been recognized as a semi-finalist in the XPRIZE Feed the Next Billion competition, a finalist in the Fi Global Startup Innovation Challenge, a member of Forward Fooding’s 2021 FoodTech 500 list, and as the Best Emerging Sustainable Seafood Company – Southeast Asia in the 2021 Global Green Business Awards.

About SIIRD

The Singapore Israel Industrial R&D Foundation (SIIRD) is a cooperation between the Enterprise Singapore (ESG) and the Israel Innovation Authority to promote, facilitate and support joint industrial R&D collaboration between Singapore-based companies and Israel-based companies across different industries. SIIRD seeks to promote research and development in Singapore and Israel by helping Singapore-based and Israel-based companies with R&D Partner Search, and providing up to US $1M in funding for joint R&D projects or pilot projects between them.

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on March 24, 2022. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contacts:

Maissa Dauriac Rainier Communications mdauriac@rainierco.com	Joseph Green Edison Group jgreen@edisongroup.com	Ehud Helft Edison Israel ehelft@edisongroup.com

Tel: +1-818-642-5257	Tel: +1-646-653-7030	Tel: +1-212-378-8040

Nasdaq listed STKH	5 David Fikes St. Rehovot, 7632805 Israel	PO Box 4061 Ness Ziona Israel +972-73-332-2853	www.steakholderfoods.com info@steakholderfoods.com